FORM 4
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

[ ]Check this box if no longer
   subject to Section 16.  Form 4
   or Form 5 obligations may
   continue.  See Instruction 1(b)

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             of Section 30(f) of the Investment Company Act of 1940

------------------------------------------------------------------ -----------------------------------------------------------------
Name and Address of Reporting Person                               2.   Issuer Name and Ticker or Trading Symbol

Clark                      Michele                   A.                          LifePoint, Inc. - LFP
------------------------------------------------------------------
(Last)                     (First)                   (Middle)      -----------------------------------------------------------------
                                                                   ------------------------- ---------------------------------------
                                                                   3. IRS or Social          4. Statement for Month/Year
                                                                   Security Number of
                     1205 South Dupont Street                      Reporting Person                     November 2000
------------------------------------------------------------------ (Voluntary)
                           (Street)
                                                                        ###-##-####
                                                                   -----------------------------------------------------------------
Ontario,                   CA                        91761         ------------------------- ---------------------------------------
------------------------------------------------------------------ 5. If Amendment, Date of
City                       (State)                   (Zip)         Original (Month/Year)

                                                                               N/A
------------------------------------------------------------------ -----------------------------------------------------------------
------------------------------------------------------------------ -----------------------------------------------------------------
6.  Relationship of Reporting Person to Issuer
          (Check if Applicable)

 __ Director             ___ 10% Owner
 [X]Officer (give        ___ Other (specify
             title                  below
             below)

         Controller and Chief Accounting Officer
        ________________________________________


 -----------------------------------------------------------------------------------------------------------------------------------
 -----------------------------------------------------------------------------------------------------------------------------------


Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
----------------------------------------------------------------------------------------------------
------------------------------ ----------------- ------------------ --------------------------------
1.  Title of Security          2. Transaction    3. Transaction     4. Securities Acquired (A) or
   (Instr. 3)                         Date            Code          Disposed of (D) (Instr. 3, 4,
                               (Month/Day/Year)      (Instr. 8)     and 5)





------------------------------ ----------------- ------------------ --------------------------------
------------------------------ ----------------- ---------- ------- ----------- --------- ----------
                                                   Code       V     Amount      (A) or    Price
                                                                                (D)
------------------------------ ----------------- ---------- ------- ----------- --------- ----------
------------------------------ ----------------- ---------- ------- ----------- --------- ----------
Common Stock, $.001 par value  11/27/00            A                  6,287      A         $1.81

------------------------------ ----------------- ---------- ------- ----------- --------- ----------
------------------------------ ----------------- ---------- ------- ----------- --------- ----------
Common Stock, $.001 par value  11/27/00            A                 12,500      A         $1.87

------------------------------ ----------------- ---------- ------- ----------- --------- ----------
------------------------------ ----------------- ---------- ------- ----------- --------- ----------

--------------- ----------- ---------------
5. Amount of    6.          7. Nature of
Securities      Ownership   Indirect
Beneficially    Form:       Beneficially
Owned at End    Direct      Ownership
of Month        (D) or      (Instr. 4)
(Instr. 3 and   Indirect
4)              (I)
                (Instr. 4)
--------------- ----------- ---------------
--------------- ----------- ---------------
19,787           D           N/A

--------------- ----------- ---------------
--------------- ----------- ---------------
32,287           D           N/A

--------------- ----------- ---------------
--------------- ----------- ---------------

-----------------------------------------------------------------------------------------------------------------------------------

  Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
---------------------------- ------------- ------------- --------------- --------------- ---------------- -------------------------
1. Title of Derivative       2.            3.            4.              5. Number of    6. Date          7. Title and Amount of
Security (Instr. 3)            Conver-     Transaction   Transaction     Derivation      Exercisable      Underlying Securities
                               sion        Date          Code (Instr.    Securities      and Expiration   (Instr. 3 and 4)
                               or          (Month/Day/                   Acquired (A)    Date
                               Exercisable  Year)                        or Disposed     (Month/Date/Year)
                               Price                                     of (D)
                               of                                        (Instr. 3,4,
                               Derivative                                and 5)
                               Security


---------------------------- ------------- ------------- --------------- --------------- ---------------- -------------------------
---------------------------- ------------- ------------- ------- ------- -------- ------ -------- ------- ------------ ------------
                                                         Code      V     (A)      (D)    Date     Expira-    Title     Amount or
                                                                                         Exerci-  tion                 Number of
                                                                                         sable    Date                 Shares
---------------------------- ------------- ------------- ------- ------- -------- ------ -------- ------- ------------ ------------
---------------------------- ------------- ------------- --------------- --------------- ---------------- -------------------------
                                                                                                            Common
Common Stock Option          $1.81         11/27/00       X               0       6,287   (1)    04/15/09   Stock      50,000
---------------------------- ------------- ------------- --------------- --------------- ---------------- -------------------------
---------------------------- ------------- ------------- --------------- --------------- ---------------- -------------------------
                                                                                                            Common
Common Stock Option          $1.87         11/27/00       X               0      12,500   (2)    11/17/09   Stock      50,000
---------------------------- ------------- ------------- --------------- --------------- ---------------- -------------------------
---------------------------- ------------- ------------- --------------- --------------- ---------------- -------------------------

------------- ------------- ----------- -----------
8. Price of   9. Number     10.         11.
Derivative    of            Ownership   Nature of
Security      Derivative    Form of     Indirect
(Instr. 5)    Securities    Derivative  Beneficial
              Beneficially  Security:   Ownership
              Owned at      Direct      (Instr. 4)
              end of        (D) or
              month         Indirect
              (Instr. 4)    (I)
                            (Instr. 4)

------------- ------------- ----------- -----------
------------- ------------- ----------- -----------
0             80,213        D           N/A


------------- ------------- ----------- -----------
------------- ------------- ----------- -----------
0             67,713        D           N/A


------------- ------------- ----------- -----------
------------- ------------- ----------- -----------

-----------------------------------------------------------------------------------------------------------------------------------

1. This option became exercisable as to 12,500 shares on 04/15/00 and as to 1,042 shares on 05/15/00 and becomes exercisable as to 1,042 shares on the 15th of each month thereafter for a period of 34 months and as to 1,030 shares on the 15th of the 35th month thereafter.

2. This option became exercisable as to 12,500 shares on 11/17/00 and as to 1,042 shares on the 17th of each month thereafter for a period of 35 months and as to 1,030 shares on the 17th of the 36th month thereafter.




                        /s/ Michele A. Clark                    11/28/00
                        --------------------------              --------
                        Signature of Reporting Person            Date



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.